UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Greenhill & Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number of Class of Securities)

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

John E. Estes, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$110,000,000	$13,695

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $110,000,000 in value of shares of the Common Stock, par value $0.01 per share, of Greenhill & Co., Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $124.50 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,594.42	Filing Party: Greenhill & Co., Inc.
Form or Registration No.: SCHEDULE TO	Date Filed: September 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by Greenhill & Co., Inc., a Delaware corporation (“Greenhill” or the “Company”), on February 13, 2018, in connection with the Company’s offer to purchase up to $110.0 million in value of shares of its common stock, $0.01 par value per share (the “Shares”), at a price not greater than $20.50 nor less than $18.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase dated February 13, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal.

ITEM 1.	Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

•	The information set forth in the section of the Offer to Purchase under the heading “Summary Term Sheet” is hereby amended and supplemented to include the following:

Will I receive the dividend scheduled to be paid in March 2018?

On February 6, 2018, the Board of Directors declared a quarterly cash dividend of $0.05 per Share to be paid on March 21, 2018 to each stockholder of record as of the close of business on March 7, 2018. Because the record date for the dividend is prior to the expiration date for the Offer, the dividend will be paid to holders of record as of the close of the business on March 7, 2018, regardless of whether any such stockholder tenders its Shares in the Offer.

ITEM 2.	Subject Company Information.

Item 2 is hereby amended and supplemented as follows:

•	The list contained under the heading “Incorporation by Reference” in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

•	Greenhill’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 28, 2018;

•	Greenhill’s Current Report on Form 8-K filed on February 12, 2018 (excluding Item 2.02 and Exhibit 99.1 thereof); and

•	Greenhill’s Proxy Statement on Schedule 14A for Greenhill’s Annual Meeting of Stockholders held on July 26, 2017.

•	The information set forth under the first bullet of Item 6 below is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

The information set forth under Item 11 below is incorporated herein by reference.

ITEM 4.	Terms of the Transaction.

•	The information set forth under Item 1 above is incorporated herein by reference.

•	The information set forth under Item 11 below is incorporated herein by reference.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements.

•	The information set forth under Item 1 above is incorporated herein by reference.

•	The information set forth under Item 11 below is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby amended and supplemented as follows:

•	The paragraph under the heading “Dividends” in Section 8 (“Price Range of Shares; Dividends”) is hereby amended and restated to read in its entirety as follows:

From 2007 through the third quarter of 2017, we paid quarterly cash dividends of $0.45 per Share to holders of record. In connection with the recapitalization, in the fourth quarter of 2017, we reduced our quarterly dividend from $0.45 per Share to $0.05 per Share. Future declaration and payment of dividends on Shares is at the discretion of our Board of Directors and depend upon, among other things, general financial conditions, capital requirements and surplus, cash flows, debt service obligations, our recent and expected future operations and earnings, contractual restrictions (including any restrictions contained in our existing debt arrangements) and other factors as the Board of Directors may deem relevant. Our current credit agreement limits annual dividend payments to $5.0 million, subject to compliance with our debt covenants. On February 6, 2018, the Board of Directors declared a quarterly cash dividend of $0.05 per Share to be paid on March 21, 2018 to each stockholder of record as of the close of business on March 7, 2018. Because the record date for the dividend is prior to the expiration date for the Offer, the dividend will be paid to holders of record as of the close of the business on March 7, 2018, regardless of whether any such stockholder tenders its Shares in the Offer.

•	The information set forth under the first bullet of Item 2 above is incorporated herein by reference.

•	The information set forth under Item 11 below is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

•	The information set forth under Item 1 above is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

•	The information set forth under Item 11 below is incorporated herein by reference.

ITEM 10.	Financial Statements.

Item 10 is hereby amended and supplemented as follows:

•	The first sentence of the paragraph under the heading “Historical Financial Information” in Section 12 (“Certain Financial Information”) of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

The financial information, including financial statements and the notes thereto, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 are incorporated herein by reference. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 10 of this Offer to Purchase.

•	The paragraph under the heading “Summary Historical Consolidated Financial Data” in Section 12 (“Certain Financial Information”) of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

The following tables set forth the Company’s summary historical consolidated financial data for the fiscal years ended December 31, 2017, December 31, 2016 and December 31, 2015. All of the financial data has been derived from, and should be read in conjunction with, the audited consolidated financial statements and the related notes of the Company in its Annual Report on Form 10-K as of and for the year ended December 31, 2017. Historical results are not necessarily indicative of the results of operations to be expected for the future periods.

•	The headings of the columns in the table under the heading “Condensed Consolidated Statements of Financial Condition Data (in thousands, except per share data)” in Section 12 (“Certain Financial Information”) of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

Audited

As of December 31, 2017	As of December 31, 2016	As of December 31, 2015

•	The headings of the columns in the table under the heading “Condensed Consolidated Statements of Operations Data (in thousands, except share and per share data)” in Section 12 (“Certain Financial Information”) of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

Audited

For the Years Ended December 31,

2017	2016	2015

•	The third sentence under the heading “Pro Forma Information” in Section 12 (“Certain Financial Information”) of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the audited consolidated financial statements and the related notes of the Company in its Annual Report on Form 10-K for the year ended December 31, 2017.

•	The headings of the columns in the table under the heading “Selected Consolidated Statement of Financial Condition Data” in Section 12 (“Certain Financial Information”) of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

Audited	Unaudited

Actual (As of 12/31/17)	Pro Forma Adjustments	Pro Forma

•	The headings of the columns in the table under the heading “Selected Consolidated Statement of Operations Data” in Section 12 (“Certain Financial Information”) of the Offer to Purchase are hereby amended and restated to read in their entirety as follows:

For the Year Ended December 31, 2017

Actual	Pro Forma	Pro Forma

Audited	Adjustments	Unaudited

ITEM 11.	Additional Information.

Item 11 is hereby amended and supplemented as follows:

•	The table set forth under the heading “Beneficial Ownership” in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

Name, Address and Telephone Number of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Shares
Current Directors and Officers
Robert F. Greenhill(2)	2,091,493	7.7%
Scott L. Bok(3)	1,375,903	5.0%
Kevin M. Costantino	24,046	*
David A. Wyles	29,242	*
Harold J. Rodriguez, Jr.(4)	109,207	*
Steven F. Goldstone	32,313	*
Stephen L. Key	20,207	*
John D. Liu	7,846	*
Karen P. Robards	14,013	*
All Current Executive Officers and Directors as a group (9 persons)	3,704,270	13.6%
Other Five Percent Beneficial Owners
BlackRock, Inc.(5)	3,316,440	12.1%
Manulife Asset Management (US) LLC (6)	2,054,597	7.5%
The Vanguard Group (7)	1,994,327	7.3%

*	Less than 1% of Shares beneficially owned.

(1)	Unless otherwise indicated, the address and business telephone number for each beneficial owner are c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022 and (212) 389-1500, respectively.

(2)	Mr. Greenhill’s beneficial ownership is calculated by attributing to him all shares of our common stock owned by him and by three entities controlled by him: (i) Greenhill Family Limited Partnership, a Delaware limited partnership, which owns 989,524 of our shares, (ii) Riversville Aircraft Corporation II, a Delaware corporation, which owns 239,680 of our shares and (iii) Socatean Partners, a Connecticut general partnership, which owns 579,710 of our shares. Mr. Greenhill expressly disclaims beneficial ownership of the shares of common stock held by other members of his family in Greenhill Family Limited Partnership.

(3)	Mr. Bok’s beneficial ownership is calculated by attributing to him all shares of our common stock owned by him and by three entities: (i) Bok Family Partners, L.P., which owns 140,942 of our shares, (ii) Bok Family Foundation, which owns 288,783 of our shares and (iii) Scott L. Bok November 2015 Annuity Trust, which owns 169,652 of our shares. Mr. Bok expressly disclaims beneficial ownership of securities owned by Bok Family Partners, L.P. and of the shares held by the Bok Family Foundation.

(4)	Includes 52,285 shares held by Jacquelyn F. Rodriguez, the wife of Harold J. Rodriguez, Jr.

(5)	The address and business telephone number for the BlackRock, Inc. are 55 East 52nd Street, New York, NY 10022 and (212) 810-5300, respectively. This information is based on the most recent Schedule 13G/A filed by BlackRock., Inc. on January 19, 2018.

(6)	The address and business telephone number for Manulife Asset Management (US) LLC are 197 Clarendon Street, Boston, Massachusetts 02116 and (617) 663-3357, respectively. This information is based on the most recent Schedule 13G filed by Manulife Financial Corporation on February 13, 2018.

(7)	The address and business telephone number for The Vanguard Group are 100 Vanguard Blvd., Malvern, PA 19355 and (610) 669-1000, respectively. This information is based on the most recent Schedule 13G/A filed by The Vanguard Group on February 9, 2018.

ITEM 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2018.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

Exhibit
Number	Description

(a)(1)(G)	Press Release issued by the Company on February 12, 2018 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on February 12, 2018).*

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 30, 2004).*

(d)(2)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

(d)(3)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(4)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Cliff Vesting (incorporated by reference to Exhibit 10.46 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(5)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 among Robert F. Greenhill, Greenhill Family Partnership and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(6)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Scott L. Bok and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(7)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Harold J. Rodriguez, Jr. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(8)	Form of Greenhill & Co. Equity Incentive Plan Performance-Based Restricted Stock Unit Award Notification - Three Year Performance Period (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(9)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification - Three Year Cliff Vesting (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(10)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification (MDs) - Four Year 20%, 20%, 30% and 30% Vesting (incorporated by reference to Exhibit 10.25 the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).*

(d)(11)	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*
*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENHILL & CO., INC.

	By:	/s/ Ricardo Lima
	Name:	Ricardo Lima
	Title:	Secretary
Date: March 1, 2018

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2018.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

(a)(1)(G)	Press Release issued by the Company on February 12, 2018 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on February 12, 2018).*

(d)(1)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s registration statement on Form S-1/A (No. 333-113526) filed on April 30, 2004).*

(d)(2)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

(d)(3)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Ratable Vesting (incorporated by reference to Exhibit 10.45 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(4)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Award Notification (MDs) - Five Year Cliff Vesting (incorporated by reference to Exhibit 10.46 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2009).*

(d)(5)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 among Robert F. Greenhill, Greenhill Family Partnership and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(6)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Scott L. Bok and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.60 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(7)	Employment, Non-Competition and Pledge Agreement dated as of May 11, 2004 between Harold J. Rodriguez, Jr. and Greenhill & Co., Inc. (incorporated by reference to Exhibit 10.61 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012)*

(d)(8)	Form of Greenhill & Co. Equity Incentive Plan Performance-Based Restricted Stock Unit Award Notification - Three Year Performance Period (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(9)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification - Three Year Cliff Vesting (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 29, 2016).*

(d)(10)	Form of Greenhill & Co. Equity Incentive Plan Restricted Stock Unit Award Notification (MDs) - Four Year 20%, 20%, 30% and 30% Vesting (incorporated by reference to Exhibit 10.25 the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).*

(d)(11)	Form of Greenhill & Co., Inc. Equity Incentive Plan Restricted Stock Unit Award Notification (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 26, 2017).*
*	Previously filed.